EXHIBIT 99.2

                                                                 [LOGO] CELANESE

INVESTOR INFORMATION
                            Celanese AG                Frankfurter Str. 111
                            Investor Relations         61476 Kronberg/Ts.
                                                       Germany


October 30, 2001

THIRD-QUARTER 2001 REPORT

O    CELANESE Q3 SALES DECLINE 3% TO E 1.2 BILLION; NINE-MONTH SALES INCREASE 5%

O AS EXPECTED, TOUGHER BUSINESS CONDITIONS LEAD TO 17% DECREASE IN Q3 EBITDA EXCLUDING SPECIAL CHARGES; NINE-MONTH DECLINE 7%

O CASH FLOW FROM OPERATING ACTIVITIES IMPROVES BY E 454 MILLION; NET DEBT DOWN 24% FROM YEAR END 2000

O Q3 LOSS PER SHARE E 0.08 VERSUS LOSS OF E 0.35; NINE-MONTH EARNINGS PER SHARE INCREASE TO E 0.68 FROM E 0.35



DEAR SHAREHOLDER,

     As we announced in late August, the worsening conditions in our markets and the world economy burdened our performance in the third quarter. The situation became more difficult following the tragic events of September 11th.

     During the third quarter, prices for our chemical products, amid market oversupply, declined faster than energy and raw material costs. The continuing weakness in the global telecommunications and U.S. automotive industries is still weighing on the results of the Technical Polymers Ticona segment. Cost reductions resulting from restructuring and other initiatives partially compensated for this decline. Despite tougher business conditions, we lowered trade working capital by 12%, or E 117 million, and incurred lower cash


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Date: October 30, 2001


outflows for special charges. As a result, cash flow from operating activities improved by E 454 million and we reduced net financial debt by 24% or E 278 million in the first nine months of the year.

     Net sales in the quarter declined 3% to E 1.2 billion versus the same period last year mainly because of lower pricing in our chemical segments, Acetyl Products and Chemical Intermediates, and declining volumes for Ticona products. During the first nine months of the year, sales rose 5% to almost E 4 billion.

     EBITDA excluding special charges decreased by 17% to E 88 million, reflecting lower margins in chemicals and volume declines at Ticona. EBITDA benefited from lower selling, general & administrative (SG&A) expenses, mainly related to lower accruals for stock appreciation rights (SARs) and cost reductions. In the first nine months, EBITDA decreased 7% to E 354 million.

     In the weakening economic environment, we are intensifying our efforts to improve the efficiency and profitability of our operations:

     o We are substantially restructuring our operations under our "Forward" initiative. As announced on August 31, this initiative will result in the closure of high-cost facilities, the simplification of administrative structures and the reduction of about 850 positions resulting in special charges of at least E 260 million in 2001. In a first step, a charge of E 11 million was taken in the third quarter for the planned closing of acetate filament production at Lanaken, Belgium.

     o We have made substantial progress towards the restructuring we announced in May, which included the streamlining of operations at two major Texas plants, the idling of downstream acetyl products capacity in Canada, the closure of a chemical distribution terminal and the shutdown of acetate filament production in South Carolina.

     o We are on track to achieve our "Focus" initiative goals. This year, we expect to meet our goals of reducing trade working capital by E 100 million and maintaining capital expenditures at around last year's level of E 235 million. This year's EBITDA will include results from our successful efforts to reduce costs and to generate additional earnings.

     The net loss per share was E 0.08 compared with a loss of E 0.35 a year earlier. The improvement resulted from lower SG&A expenses and a decrease in special charges, partially offset by lower gross margins. Earnings per share in the first nine months of the year rose to E 0.68 from E 0.35.



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     As of September 30, 2001, Celanese had about 12,700 employees, compared to
13,300 a year earlier.



FINANCIAL HIGHLIGHTS

                                                                                 Chg.
in E millions                                        Q3 2001       Q3 2000       in %        9M 2001    9M 2000
---------------------------------------------------------------------------------------------------------------
Net sales ........................................     1,233         1,274         -3          3,960      3,764
EBITDA(1) excluding special charges ..............        88           106        -17           354        381
EBITDA margin(2) .................................       7.1%          8.3%                     8.9%      10.1%
Special charges, net .............................         0           (54)      -100             0        (59)
Operating profit (loss) ..........................       (16)          (47)       n.m.           42         45
Earnings (loss) before taxes .....................        (5)          (53)       n.m.           40         65
Net earnings (loss) of:
  continuing operations ..........................        (4)          (32)       n.m.           32         19
  continuing and discontinued operations .........        (4)                     n.m.           34         19

Capital expenditures .............................        55            61        -10           143        153
Average shares outstanding (thousands) ...........    50,335        51,289         -2        50,331     54,288
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share (in E) of(3):
  continuing operations ..........................     (0.08)        (0.62)       n.m.         0.64       0.35
  continuing operations excl. special charges(4)..     (0.08)         0.03        n.m.         0.64       1.02
  continuing and discontinued operations .........     (0.08)        (0.35)       n.m.         0.68       0.35
--------------------------------------------------------------------------------------------------------------

                                                      Sep 30     Dec 31     Chg.
in E millions                                           2001       2000     in %
--------------------------------------------------------------------------------
Trade working capital(5) .........................       876        993     -12
Total financial debt(6) ..........................       890      1,165     -24
Net financial debt(7) ............................       863      1,141     -24
Shareholders' equity .............................     2,843      2,843       0
Total assets .....................................     7,207      7,642      -6
================================================================================

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges / sales

(3) Per-share data are based on weighted average shares outstanding in each period

(4)  Special charges tax affected at a notional 38% rate

(5) Trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates

(6)  Short- and long-term debt

(7)  Total financial debt less cash & cash equivalents

n.m. = not meaningful



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Date: October 30, 2001






CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   Chg.
in E millions                                        Q3 2001       Q3 2000         in %       9M 2001    9M 2000
-----------------------------------------------------------------------------------------------------------------
Net sales .......................................      1,233         1,274           -3         3,960      3,764
  Cost of sales .................................     (1,105)       (1,086)           2        (3,428)    (3,164)
-----------------------------------------------------------------------------------------------------------------
GROSS PROFIT ....................................        128           188          -32           532        600

  Selling, general & administrative expense .....       (120)         (160)         -25          (422)      (427)
  Research & development expense ................        (23)          (23)           0           (71)       (68)
  Special charges, net ..........................          0           (54)        -100             0        (59)
  Foreign exchange gain (loss) ..................          0             3         -100             3         (1)
  Gain (loss) on disposition of assets ..........         (1)           (1)           0             0          0
-----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS) .........................        (16)          (47)        n.m.            42         45

  Equity in net earnings of affiliates ..........          3             8          -63             9         16
  Interest expense ..............................        (20)          (19)           5           (64)       (51)
  Interest & other income, net ..................         28             5         >100            53         55
-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES
  OF CONTINUING OPERATIONS ......................         (5)          (53)        n.m.            40         65

  Income taxes ..................................          1            21          -95            (8)       (46)
  Minority interests ............................          0             0            0             0          0
-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) OF CONTINUING OPERATIONS ........         (4)          (32)        n.m.            32         19

  Earnings of discontinued operations ...........          0             0            0             0          3
  Gain (loss) on disposals of disc. operations ..          0            14         -100             2         (3)
  Extraordinary expense, net of income tax ......          0             0            0             0          0
-----------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) .............................         (4)          (18)        n.m.            34         19
=================================================================================================================

     In the third quarter of 2001, net sales decreased 3%. This decline was mainly the result of lower selling prices (-7%), partially offset by higher volumes (+2%), favorable currency movements (+1%), and changes in segment composition (+1%). Gross profit decreased by 32%, as lower raw material costs did not fully offset lower pricing in the chemical segments and a sharp volume decline at Ticona.

     SG&A expense was positively affected by the reduction in accruals for SARs and the benefits from cost reduction programs.

     The operating loss of E 16 million improved from a loss of E 47 million for the same quarter last year. Special charges decreased by E 54 million. The change in accruals relating to SARs in the quarter resulted in E 34 million in income compared to an expense of E 1 million in the same quarter last year.

     Interest expense of E 20 million in the third quarter 2001 was relatively flat compared to the same quarter last year.


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Date: October 30, 2001


     Interest & other income, net increased to E 28 million from E 5 million mainly as a result of favorable currency movements and dividends from our Saudi Arabian methanol joint venture. This was partially offset by expenses of E 8 million associated with interest rate swaps.

     A tax benefit of E 1 million was recorded during the third quarter of 2001, primarily reflecting the recognition of certain tax losses.

     The net loss in the third quarter narrowed to E 4 million, or E 0.08 per share, compared to a loss of E 18 million or E 0.35 per share a year earlier. Earnings per share for the nine months increased from E 0.35 to E 0.68.

     In the third quarter, earnings per share of continuing operations, excluding special charges, showed a loss of E 0.08 versus earnings of E 0.03 a year earlier.


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Date: October 30, 2001


CONSOLIDATED BALANCE SHEETS
                                                               Sep 30    Dec 31
in E millions                                                    2001      2000
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents .................................        27        24
  Receivables, net ........................................     1,352     1,659
  Inventories .............................................       665       719
  Deferred income taxes ...................................        96        83
  Other assets ............................................        33        42
--------------------------------------------------------------------------------
Total current assets ......................................     2,173     2,527

  Investments .............................................       573       613
  Property, plant & equipment, net ........................     2,082     2,169
  Deferred income taxes ...................................       242       119
  Other assets ............................................       727       757
  Intangible assets, net ..................................     1,410     1,457
--------------------------------------------------------------------------------
TOTAL ASSETS ..............................................     7,207     7,642
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    instalments of long-term debt .........................       290       414
  Accounts payable & accrued liabilities ..................     1,325     1,519
  Deferred income taxes ...................................        14        10
  Income taxes payable ....................................       438       290
  Net liabilities of discontinued operations ..............         0         0
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES .................................     2,067     2,233

  Long-term debt ..........................................       600       751
  Deferred income taxes ...................................        56        48
  Other liabilities .......................................     1,629     1,757
  Minority interests ......................................        12        10
  Shareholders' equity ....................................     2,843     2,843
--------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............     7,207     7,642
================================================================================

     Balance sheet positions were influenced by foreign exchange translations as the Euro weakened versus the U.S. dollar by 2% in the first nine months of the year. As a result of improved management of trade working capital, the collection of a tax refund in Germany, lower levels of sales, and settlements by our captive insurance companies, receivables decreased by E 307 million. Net deferred income tax assets increased due to the recognition of the 2001 U.S. net operating loss and the reclassification of certain tax credits from current to deferred. Accounts payable and accrued liabilities decreased by E 194 million, primarily due to lower raw material costs, the timing of payments, and settlements by our captive insurance companies. The increase in income taxes



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Date: October 30, 2001


payable relates to the receipt of a U.S. tax refund and the reclassification of tax credits mentioned above. The 24% decrease in short- and long-term debt reflected the repayment of bank loans and commercial paper. Other liabilities decreased by E 128 million mainly due to pension plan contributions and a reduction in environmental reserves.

     As required, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001. The results of adopting SFAS No. 133 were fully disclosed in the earnings release for the first quarter ended March 31, 2001. There was no material impact on Celanese's Consolidated Statements of Operations.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Accounting for Business Combinations, and SFAS No. 142, Accounting for Goodwill and Other Intangible Assets. After the adoption of these rules, Celanese will cease amortization of goodwill on January 1, 2002 and will be required to test goodwill value for impairment. Goodwill amortization amounted to E 22 million in the third quarter and E 65 million for the first nine months. Celanese is evaluating the potential impact these statements will have on its consolidated financial statements.

     There were 50,334,891 and 50,326,355 shares outstanding as of September 30, 2001 and December 31, 2000, respectively. At the end of the third quarter 2001, Celanese held 5,580,478 treasury shares in shareholders' equity, which is close to the maximum of 10% of outstanding shares allowed to be held in treasury under German law.

     As noted in the following table, net cash flow from operating activities for the first nine months of 2001 was E 467 million versus E 13 million in the comparable period of 2000, representing an improvement of E 454 million. The improvement was primarily due to a decrease in the outflow for special charges and in trade working capital. Trade working capital was E 876 million, the lowest level in two years, down significantly from E 993 million at the end of 2000. Cash outflow in the first nine months of 2001 included settlement payments associated with environmental indemnification obligations. Net cash used by investing activities was lower than for the first nine months of 2000 mainly because of the polyvinyl alcohol (PVOH) acquisition in September 2000. Net cash used by financing activities increased due to debt repayment.


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CONSOLIDATED STATEMENTS OF CASH FLOWS

in E millions                                                 9M 2001   9M 2000
--------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings ..............................................      34        19
  Earnings from operations of discontinued operations .......       0        (3)
  Special charges, net of amounts used ......................     (15)     (307)
  Depreciation & amortization ...............................     312       277
  Change in equity of affiliates ............................      12        (6)
  Deferred income taxes .....................................    (112)      122
  Gain on sale of businesses and assets .....................      (6)        0
  Gain on disposal of discontinued operations ...............      (2)        3
  Changes in operating assets and liabilities:
    Receivables, net ........................................     286        84
    Inventories .............................................      66       (74)
    Accounts payable, accrued liabilities & other
      liabilities ...........................................    (275)      (51)
    Income taxes payable ....................................     148       (49)
    Other, net ..............................................      19        (2)
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ...................     467        13

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditure on property plant & equipment .........    (143)     (153)
  Acquisition of businesses & purchase of investments .......      (2)     (401)
  Proceeds from disposition of businesses and assets ........      14        32
  Proceeds from disposal of discontinued operations .........      38        35
  Proceeds from sale of marketable securities ...............     197       285
  Purchase of marketable securities .........................    (222)     (302)
  Other, net ................................................       0        (6)
--------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES .......................    (118)     (510)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net ................................    (136)      255
  Proceeds from long-term debt ..............................       0       106
  Payments of long-term debt ................................    (190)        0
  Purchase of treasury stock ................................       0      (123)
  Dividend payments .........................................     (20)       (5)
  Other, net ................................................       0       (23)
--------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ............    (346)      210

  Exchange rate effects on cash .............................       0        15
--------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS ..........       3      (272)

--------------------------------------------------------------------------------
Cash & cash equivalents at beginning of year ................      24       378
--------------------------------------------------------------------------------
Cash & cash equivalents at end of period ....................      27       106
--------------------------------------------------------------------------------

NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS:
  Operating activities ......................................       0         2
  Investing activities ......................................       0       (26)
  Financing activities ......................................       0        24
--------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS .........       0         0
================================================================================


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SEGMENT PERFORMANCE


SEGMENT NET SALES

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
  Acetyl Products .............    514        514       0      1,699      1,482
  Chemical Intermediates ......    259        268      -3        827        798
  Acetate Products ............    187        192      -3        573        549
  Technical Polymers Ticona ...    185        224     -17        604        694
  Performance Products ........    112        102      10        336        308
--------------------------------------------------------------------------------
SEGMENT TOTAL .................  1,257      1,300      -3      4,039      3,831
  Other activities ............     19         20      -5         62         49
  Intersegment eliminations ...    (43)       (46)     -7       (141)      (116)
--------------------------------------------------------------------------------
TOTAL .........................  1,233      1,274      -3      3,960      3,764
================================================================================


FACTORS AFFECTING THIRD-QUARTER SEGMENT SALES

                                                         Cur-
in percent                           Volume    Price    rency    Other    Total
--------------------------------------------------------------------------------
Acetyl Products ...................       6      -10        1        3        0
Chemical Intermediates ............       7      -11        1        0       -3
Acetate Products ..................      -3       -2        2        0       -3
Technical Polymers Ticona .........     -17       -1        1        0      -17
Performance Products ..............      12       -1       -1        0       10
SEGMENT TOTAL .....................       2       -7        1        1       -3
================================================================================


SEGMENT EBITDA EXCLUDING SPECIAL CHARGES

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
  Acetyl Products ............      40         46     -13        183        136
  Chemical Intermediates .....       0          4    -100         17         41
  Acetate Products ...........      14         19     -26         68         71
  Technical Polymers Ticona ..      14         32     -56         52        118
  Performance Products .......      24         19      26         62         59
--------------------------------------------------------------------------------
SEGMENT TOTAL ................      92        120     -23        382        425
  Other activities ...........      (4)       (14)    n.m.       (28)       (44)
--------------------------------------------------------------------------------
TOTAL ........................      88        106     -17        354        381
================================================================================



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SEGMENT SUMMARIES


ACETYL PRODUCTS

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
Net sales ....................     514        514       0      1,699      1,482
EBITDA excluding special
  charges ....................      40         46     -13        183        136
EBITDA margin ................    7.8%       8.9%              10.8%       9.2%
Operating profit (loss) ......       3        (48)    n.m.        56        (27)
Depreciation .................      30         31      -3         92         74
Amortization .................       9          7      29         26         22
Capital expenditures .........      11         16     -31         25         60
--------------------------------------------------------------------------------

     In Acetyl Products, third quarter net sales were flat as price decreases (-10%) offset volume increases (+6%), a change in the composition of the segment due to the September 2000 PVOH acquisition (+3%) and favorable currency movements (+1%). During the first nine months of the year, sales increased by 15% to E 1.7 billion.

     As a result of industry overcapacity, third quarter pricing for acetic acid and vinyl acetate monomer declined faster than energy and raw material costs. Average prices were also reduced by a higher portion of sales into Asia where prices were lower. The increase in volume was primarily due to the low level of acetic acid sales in the comparable quarter 2000 caused by a plant outage and the delay in the startup of our Singapore acetic acid plant.

     EBITDA excluding special charges declined by E 6 million mainly as the result of reduced margins. For the nine months ended September 30th, EBITDA excluding special charges rose 35% to E 183 million.

     In the third quarter of 2000, operating profit was negatively affected by special charges of E 56 million relating to the closure of high-cost acetyls facilities in Knapsack, Germany.



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CHEMICAL INTERMEDIATES

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
Net sales ....................     259        268      -3        827        798
EBITDA excluding special
  charges ....................       0          4    -100         17         41
EBITDA margin ................    0.0%       1.5%               2.1%       5.1%
Operating loss ...............     (20)       (14)    n.m.       (54)       (18)
Depreciation .................      16         14      14         46         40
Amortization .................       4          4       0         12         12
Capital expenditures .........       6         18     -67         20         30
--------------------------------------------------------------------------------

     Net sales of Chemical Intermediates decreased 3% reflecting lower pricing (-11%), higher volumes (+7%) and favorable currency effects (+1%). Competitive pressures resulted in reduced prices in oxo and acrylates. Volumes increased mainly for oxo products as the result of higher Asian sales.

     During the third quarter, EBITDA excluding special charges declined, mainly due to pressure on margins and production interruptions.


ACETATE PRODUCTS

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
Net sales ....................     187        192      -3        573        549
EBITDA excluding special
  charges ....................      14         19     -26         68         71
EBITDA margin ................    7.5%       9.9%              11.9%      12.9%
Operating profit (loss) ......     (17)         2     n.m.       (22)         9
Depreciation .................      16         17      -6         47         48
Amortization .................       2          2       0          7          7
Capital expenditures .........       9          6      50         26         16
--------------------------------------------------------------------------------

     Acetate Products net sales decreased in the third quarter by 3% due to lower volumes (-3%) and prices (-2%), which were partially offset by favorable currency movements (+2%). Higher volumes for tow, reflecting increased demand in Europe and Asia, were outweighed by the continuing decline for filament, primarily caused by the weakening U.S. economy and soft demand in Asia.

     EBITDA excluding special charges decreased by E 5 million primarily because of higher energy costs and lower average prices as a result of a change in product mix. The operating loss resulted principally from E 13 million in special charges which were largely related to the planned shutdown of filament production at Lanaken, Belgium.



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TECHNICAL POLYMERS TICONA

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
Net sales ....................     185        224     -17        604        694
EBITDA excluding special
  charges ....................      14         32     -56         52        118
EBITDA margin ................    7.6%      14.3%               8.6%      17.0%
Operating profit .............       5         15     -67         25         66
Depreciation .................      13         13       0         39         38
Amortization .................       6          6       0         17         16
Capital expenditures .........      22         13      69         56         25
--------------------------------------------------------------------------------

     Net sales for Ticona declined by 17% to E 185 million in the third quarter. This decrease resulted from lower volumes (-17%), while pricing (-1%) and currency movements (+1%) remained relatively flat. The decline in volumes was due to continued weak demand from the global telecommunications and U.S. automotive industries, as well as general market slowdown in both North America and Europe.

     EBITDA excluding special charges decreased to E 14 million due to the large volume decline, particularly in products for the telecommunications industry. Cost savings and lower spending helped to offset this decline. Operating profit decreased to E 5 million, which included the positive effects of E 11 million in special charges relating to insurance recoveries associated with the plumbing cases.

     Capital expenditures increased by E 9 million mainly for the construction of a new GUR(R) ultra high molecular weight polyethylene plant in Bishop, Texas.


PERFORMANCE PRODUCTS

                                                     Chg.
in E millions                  Q3 2001    Q3 2000    in %    9M 2001    9M 2000
--------------------------------------------------------------------------------
Net sales ....................     112        102      10        336        308
EBITDA excluding special
  charges ....................      24         19      26         62         59
EBITDA margin ................   21.4%      18.6%              18.5%      19.2%
Operating profit .............      16          9      78         38         28
Depreciation .................       7          7       0         21         20
Amortization .................       1          2     -50          3          6
Capital expenditures .........       3          5     -40         11         12
--------------------------------------------------------------------------------

     Performance Products net sales increased 10% to E 112 million on higher volumes (+12%), offset by slightly lower selling prices (-1%) and unfavorable currency movements (-1%).

     Nutrinova sales increased on strong volumes for Sunett(R) high-intensity sweetener and sales of resale products in Japan and Australia.



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     Trespaphan OPP film sales were relatively flat as higher volumes were partly offset by lower average pricing due to changes in product mix. This change largely resulted from lower sales of films used in capacitors, where industry demand is currently weak.

     EBITDA excluding special charges rose 26% mainly due to the higher volumes at Nutrinova.


OTHER ACTIVITIES

     Net sales of Other Activities were relatively flat at E 19 million in the third quarter.

     EBITDA excluding special charges improved to a loss of E 4 million from a loss of E 14 million primarily due to a reduction in SAR accruals.


OUTLOOK

     Economic conditions have deteriorated significantly during the course of this year. Although we are seeing lower energy costs, we are concerned about the margins in our chemical segments and the low level of business activity in Ticona's end markets. We continue to reduce our cost base aggressively and to position our businesses for improved performance.

     Following the events of September 11th, it is more difficult to predict market developments. Business confidence, especially in North America, appears to have been badly shaken. Our business will have higher volatility and a more challenging earnings environment. However, the third-quarter reversal of accruals of E 34 million for stock based incentive programs increased our results and should enable us to reach an earnings level of about E 400 million EBITDA excluding special charges this year. We now expect our loss per share from continuing operations, excluding special charges, to be in the range of E 0.40 to E 0.60.

     At this point we remain cautious about 2002.

     The Board of Management
     Kronberg/Ts.
     October 30, 2001



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Date: October 30, 2001


FOOTNOTES

     RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

     FORWARD-LOOKING STATEMENTS: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



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Page: 15 of 15
Date: October 30, 2001


UPCOMING EVENTS
February, 7th 2002             Key figures full-year 2001
March, 7th 2002                Full Year 2001 results
April, 29th 2002               First Quarter 2002 results
May, 15th 2002                 Annual General Meeting, Oberhausen
July, 30th 2002                Second Quarter 2002 results
September, 10th 2002           Analyst Conference
October, 29th 2002             Third Quarter 2002 results


INVESTOR RELATIONS

Joerg Hoffmann
Phone: +49 69 305 4508 Fax: +49 69 305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone: +49 69 305 83199 Fax: +49 69 305 83195
M.Oberste-Wilms@Celanese.com


INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION

Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone: +1 908 522 7784 Fax: +1 908 522 7583
A.Stine@Celanese.com

This quarterly report is also available in German.